Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2022

CHAIRMAN’S STATEMENT

2022 is an important year for China to embark on a new journey toward the second centennial goal of fully building a modern socialist country. Being committed to the new concept of development at a new stage, China Life made its contributions to the new development landscape and continued to pursue its high-quality development, aiming to stride forward on the journey of building a world-class life insurance company.

Looking back, the first half of 2022 witnessed complicated and challenging international environment, and multiple and sporadic outbreaks of the COVID-19 pandemic in China. The domestic economy faced greater difficulties and challenges with adverse impact of unexpected factors, and the life insurance industry was still at a stage of profound adjustments. China Life steadfastly pushed forward its development with Chinese characteristics, coordinated pandemic prevention and control as well as business development in high efficiency, and calmly tackled different challenges, as a result of which the Company further enhanced its comprehensive strengths with its market leading position remaining solidified.

In the first half of 2022, we adhered to the due role of insurance in protection and properly steered our development direction. In pursuit of the original aspiration of “providing insurance for the people”, and adhering to the people-centered development philosophy and keeping the “National Priorities” in mind, we gave full play to the functions of insurance in economic compensation, financing, wealth management and social management, took initiatives to serve and stabilize the overall economy, made tremendous efforts to support pandemic prevention and control, and launched various preferential measures to assist enterprises in difficulty. We proactively played our leading role in the industry, and got deeply engaged in building a multi-tiered social security system, with an aim to protect people’s good life. Our insurance programs for new urban residents were kicked off, the pilot programs of the exclusive pension insurance were promoted nationwide, and the coverage of inclusive insurance was continuously expanded. We insisted on the role of the financial industry in serving the real economy, gave full play to the advantages of the long-term and stable nature of insurance funds to serve major national strategies and to facilitate the circulation of domestic economy. As at the end of the Reporting Period, our investments in real economy reached RMB3.3 trillion and that in regional development strategy amounted to RMB2.2 trillion. We promoted dual carbon initiatives in all aspects, recording an increase of 31% in green investment year on year. In the meantime, we proactively pushed forward rural revitalization by carrying out a number of highly recognized assistance programs in relation to healthcare, industry development and consumption boosting.

In the first half of 2022, we upheld the guideline of making progress while maintaining stability and further solidified our market leading position. Despite multiple challenges brought by industry transformation as well as abrupt unforeseen factors, we firmly pursued the high-quality development, prioritized business value, and adopted various measures and policies, which further enhanced our ability in addressing uncertainties, and our overall business operations achieved steady progress with good momentum. In the first half of 2022, premiums from new policies rose by over 4% year on year, further stabilizing our business foundation, and both of our premium scale and business value continued to lead the industry, well demonstrating our role of the “cornerstone” in stabilizing the overall development of the industry. We further strengthened the asset-liability coordination and interaction, consistently optimized our investment allocation, and strived to seize the medium- to long-term investment opportunities, thus realizing a gross investment yield of 4.21% amid the significant volatilities of the equity market. As at the end of the Reporting Period, our solvency ratios were at a relatively high level with the core capital and overall capital remaining highly adequate.

In the first half of 2022, we firmly advanced reforms and innovation to further enhance our driving forces for development. We proactively adapted to the new requirements in a new era, took active moves to resolve new issues and explore new business fields, consistently deepened supply-side structural reforms of the insurance industry, and accelerated the upgrade of our business model. With the promotion of digital transformation in greater depth, our capability in delivery of products and services continued to be enhanced. We proceeded further with the construction of the sales system, the sales deployment of “Yi Ti Duo Yuan” turned more sophisticated, and our sales force became more professional and specialized. Being customer-centric, we kept a close eye on the latest market demands, expanded the scope of insurance coverage and enriched the supply of insurance products and services centering on healthcare and elderly care, etc. We facilitated the deployment of “Inclusive Healthcare” and “Integrated Aged-care” initiatives, and accelerated the cultivation of the “insurance + services” model, so as to satisfy the needs of people for diversified protection in their full life span. Furthermore, we attached great importance to the protection of customers’ rights and interests and consistently built up our “convenient, quality and caring” service brand, with an aim to enhance service efficiency and quality.

In the first half of 2022, we firmly held on to the bottom line of risk prevention to further strengthen our capability in risk prevention and control. To coordinate development and security, we promoted the compliance culture, adhered to sound and prudent business operation, and reinforced the asset-liability management with a systematic concept and strengthened bottom-line thinking. In strict compliance with regulatory requirements, we actively implemented the “Solvency Regulatory Rules II for Insurance Companies” (the “C-ROSS (Phase II) Regulation”), improved the risk management and control mechanism, optimized the enterprise-wide risk management system, and promoted the application of technologies, so that our risk control measures were further optimized and our risk prevention capability continued to be enhanced. In the integrated risk rating for insurance industry conducted by China Banking and Insurance Regulatory Commission (the “CBIRC”), we have maintained the rating of Class A for 16 consecutive quarters.

At present, there are increasing uncertainties for the domestic economy, the shrinking demand is intertwined with disrupted supply, structural contradictions overlap with cyclical problems, and the life insurance industry begins to stabilize as a whole. In the long run, with great advantages in national system and governance, and the long-term positive fundamentals of domestic economy remaining intact, our country has the most promising market in the world in terms of domestic demands and the obvious advantages of the massive market. Particularly, with the implementation of national strategies of proactively responding to population aging as well as Healthy China initiative in great depth, there will be a broader development space in sectors such as pension insurance and health insurance, etc., thus the long-term positive development foundation of the industry will remain unchanged, and the industry will still be at an important stage full of strategic opportunities.

Facing both opportunities and challenges, and shouldering profound responsibilities, we will set sail and forge ahead with firm determination. The life insurance industry is an indispensable and important pillar of the modern financial system and multi-tiered social security system. As a leader in the industry, China Life will focus on serving the overall interests of national development and maintain strategic consistency to push forward the implementation of the “14th Five-Year Plan”. By sticking to the original role of insurance and advancing reforms and innovation with steadfast efforts, we will take digital transformation as an important driving force and further leverage the advantages of synergy effects of integrated finance, so as to lead the industry in pursuing the high-quality development.

FINANCIAL SUMMARY

I.	Major Financial Data and Indicators

			RMB million
	As at 30 June 2022[1]	As at 31 December 2021	Increase/ Decrease from the end of 2021
Total assets	5,173,524	4,891,085	5.8%
Including: Investment assets[2]	4,977,082	4,716,401	5.5%
Equity holders’ equity	479,850	478,585	0.3%
Equity per share[3] (RMB per share)	16.98	16.93	0.3%
Gearing ratio[4] (%)	90.56	90.05	An increase of 0.51 percentage point

	January to June 2022[1]	January to June 2021[1]	Increase/ Decrease from the corresponding period in 2021
Total revenues	516,670	537,153	-3.8%
Including: Net premiums earned	419,636	422,642	-0.7%
Profit before income tax	24,991	46,095	-45.8%
Net profit attributable to equity holders of the Company	25,416	40,968	-38.0%
Earnings per share (basic and diluted)[3] (RMB per share)	0.90	1.45	-38.0%
Weighted average ROE (%)	5.20	8.72	A decrease of 3.52 percentage points
Net cash inflow/(outflow) from operating activities	242,684	198,320	22.4%
Net cash inflow/(outflow) from operating activities per share[3] (RMB per share)	8.59	7.02	22.4%

Notes:

1.

The interim financial results of the Company are unaudited. The financial data of January to June 2021 for this report have been restated due to a business combination under the common control in 2021.

2.

Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits-restricted + Investment properties + Investments in associates and joint ventures

3.

In calculating the percentage changes of “Equity per share”, “Earnings per share (basic and diluted)” and “Net cash inflow/(outflow) from operating activities per share”, the tail differences of the basic figures have been taken into account.

4.	Gearing ratio = Total liabilities/Total assets

II.	Major Items of the Consolidated Financial Statements and the Reasons for Change

				RMB million
Major Items of the Consolidated Statement of Financial Position	As at 30 June 2022	As at 31 December 2021	Change	Main Reasons for Change
Term deposits	510,832	529,488	-3.5%	—
Held-to-maturity securities	1,565,158	1,533,753	2.0%	—
Available-for-sale securities	1,618,290	1,429,287	13.2%	An increase in the allocation of equity assets in available-for-sale securities
Securities at fair value through profit or loss	201,601	206,771	-2.5%	—
Securities purchased under agreements to resell	44,943	12,915	248.0%	The needs for liquidity management
Cash and cash equivalents	94,127	60,440	55.7%	The needs for liquidity management
Loans	653,033	666,087	-2.0%	—
Investment properties	13,144	13,374	-1.7%	—
Investments in associates and joint ventures	269,621	257,953	4.5%	New investments in associates and joint ventures and an increase in the equity of associates and joint ventures
Insurance contracts	3,763,217	3,419,899	10.0%	The accumulation of insurance liabilities from new policies and renewals

				RMB million
Major Items of the Consolidated Statement of Financial Position	As at 30 June 2022	As at 31 December 2021	Change	Main Reasons for Change
Investment contracts	348,375	313,594	11.1%	An increase in the scale of universal insurance accounts
Securities sold under agreements to repurchase	175,450	239,446	-26.7%	The needs for liquidity management
Annuity and other insurance balances payable	60,339	56,818	6.2%	An increase in maturities payable
Interest-bearing loans and other borrowingsNote	18,965	18,686	1.5%	The fluctuation of exchange rate
Equity holders’ equity	479,850	478,585	0.3%	Due to the combined impact of total comprehensive income and profit distribution during the Reporting Period

Note:

Interest-bearing loans and other borrowings include a three-year bank loan of EUR330 million with a maturity date on 8 September 2023, a five-year bank loan of GBP275 million with a maturity date on 25 June 2024, a five-year bank loan of USD860 million with a maturity date on 16 September 2024, a six-month bank loan of EUR127 million with a maturity date on 13 July 2022, which is automatically renewed upon maturity pursuant to the terms of the agreement, and a six-month bank loan of EUR78 million with a maturity date on 5 July 2022, which is automatically renewed upon maturity pursuant to the terms of the agreement. All of the above are fixed rate bank loans. Interest-bearing loans and other borrowings also include a five-year bank loan of USD970 million with a maturity date on 27 September 2024, and an eighteen-month bank loan of EUR100 million with a maturity date on 8 September 2023, both of which are floating rate bank loans.

				RMB million
Major Items of the Consolidated Statement of Comprehensive Income	January to June 2022	January to June 2021	Change	Main Reasons for Change
Net premiums earned	419,636	422,642	-0.7%	—
Life insurance business	355,898	356,304	-0.1%	—
Health insurance business	56,145	58,085	-3.3%	—
Accident insurance business	7,593	8,253	-8.0%	Due to the adjustment of business structure
Investment income	91,196	82,046	11.2%	An increase in interest income from debt-type investments
Net realised gains on financial assets	6,662	22,571	-70.5%	A decrease in spread income of stocks in available-for-sale securities
Net fair value gains through profit or loss	(5,129)	5,303	N/A	Due to the market value fluctuation of securities at fair value through profit or loss and investment operations
Net gains on investments of associates and joint ventures	5,757	7,683	-25.1%	A decrease in the profits of certain associates
Other income	4,305	4,591	-6.2%	A decrease in the management fee of pension products of the subsidiary
Insurance benefits and claims expenses	415,698	408,540	1.8%	An increase in the change of insurance contract liabilities

				RMB million
Major Items of the Consolidated Statement of Comprehensive Income	January to June 2022	January to June 2021	Change	Main Reasons for Change
Investment contract benefits	6,631	5,333	24.3%	An increase in the scale of universal insurance accounts
Policyholder dividends resulting from participation in profits	11,837	15,483	-23.5%	A decrease in investment income from the participating accounts
Underwriting and policy acquisition costs	35,305	42,132	-16.2%	A decrease in the size of sales force and the adjustment of business structure
Finance costs	2,610	2,193	19.0%	An increase in interest paid for securities sold under agreements to repurchase
Administrative expenses	18,052	18,142	-0.5%	—
Income tax	(1,183)	4,372	N/A	Due to the combined impact of income tax payable and deferred income tax
Net profit attributable to equity holders of the Company	25,416	40,968	-38.0%	A decrease in investment income due to the increasing volatilities in equity market

MANAGEMENT DISCUSSION AND ANALYSIS

I.	Review of Business Operations in the First Half of 2022

In the first half of 2022, facing the increasingly complicated and challenging international environment, as well as multiple and sporadic outbreaks of the COVID-19 pandemic in China, the domestic economy was under new and growing downward pressure. The growth of insurance premiums further slowed down due to the profound adjustments in the life insurance industry, the decelerated release of insurance demands and a decline of sales force. During the Reporting Period, despite exceptionally complicated and difficult circumstances, the Company prioritized stability while pursuing progress, adhered to the original function of insurance, constantly deepened supply-side reforms, and coordinated the pandemic control and high-quality development. As a result, its overall business operations registered a steady performance with sound momentum, its business scale and value continued to lead the industry, the quality and efficiency of its operations and services were consistently improved, and its comprehensive strengths were steadily enhanced with its leading position in the industry further solidified.

The Company continued to deepen reforms and innovation and promoted transformation and upgrade in key areas, injecting new driving forces for its high-quality development. The individual agent business sector consistently pushed forward the transformation of sales force to be high-quality, professional and efficient by focusing on its quality improvement. The diversified business sector consistently optimized its business mode, with its capability in specialized business operations continuing to increase. For the investment sector, the achievements of market-oriented reforms were continuously consolidated. Adhering to the top-level allocation strategy, the Company further improved the structure of asset allocation, and the long-term investment deployment was optimized. The technology sector facilitated the integration of internal and external data and digital collaboration, and fully enhanced its capability in digital connectivity within and outside the Company by deepening the construction of its digital platform. The operation sector innovatively promoted the implementation of a nationwide integrated model of intelligent centralization and sharing for business operations, consistently reinforced the protection of consumers’ rights and interests, built up its service brand, and further enhanced service efficiency and customer experience, with a view to providing customers with “convenient, quality and caring” operations and services.

Key Performance Indicators for the First Half of 2022

		RMB million
	January to June 2022	January to June 2021
Gross written premiums	439,969	442,299
Premiums from new policies	139,358	133,914
Including: First-year regular premiums	79,838	80,674
First-year regular premiums with a payment duration of ten years or longer	30,226	28,940
Renewal premiums	300,611	308,385
Gross investment income	98,542	117,638
Net profit attributable to equity holders of the Company	25,416	40,968
Value of half year’s sales	25,745	29,867
Including: Individual agent business sector	24,185	28,969
Policy Persistency Rate (14 months) [1] (%)	85.10	81.20
Policy Persistency Rate (26 months) [1] (%)	76.50	81.60
Surrender Rate [2] (%)	0.51	0.67

	As at 30 June 2022	As at 31 December 2021
Embedded value	1,250,877	1,203,008
Number of long-term in-force policies (hundred million)	3.17	3.23

Notes:

1.

The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

2.	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premiums of long-term insurance contracts)

In the first half of 2022, the industry entered into a stage of profound adjustments. The Company prioritized business value and demonstrated greater resilience in its business development, with its business scale and value continuing to lead the market. During the Reporting Period, the Company’s gross written premiums amounted to RMB439,969 million, generally remaining stable as compared to the corresponding period last year, and its industry leadership was further enhanced. The Company’s business value continued to take the lead in the industry. Particularly, as at the end of the Reporting Period, the embedded value of the Company reached RMB1,250,877 million, an increase of 4.0% from the end of 2021; in the first half of 2022, the value of half year’s sales was RMB25,745 million, a decrease of 13.8% year on year. The key performance indicators of the Company saw stable progress. Premiums from new policies were RMB139,358 million, an increase of 4.1% year on year. The first-year regular premiums were RMB79,838 million, a decrease of 1.0% year on year. In particular, first-year regular premiums with a payment duration of ten years or longer were RMB30,226 million, an increase of 4.4% year on year. Due to the impact of maturity of premium payment terms of certain insurance products, renewal premiums were RMB300,611 million, a decrease of 2.5% year on year. During the Reporting Period, the surrender rate was 0.51%, a decrease of 0.16 percentage point year on year.

As at the end of the Reporting Period, the total assets of the Company surpassed RMB5 trillion to RMB5,173,524 million, increasing by 5.8% from the end of 2021. Adhering to its strategic consistency and with an emphasis on the asset-liability interaction, the Company consistently implemented its medium- to long-term strategic plan of asset allocation, continued to optimize its allocation to core investment assets, and actively seized the long-term allocation opportunities during the equity market corrections. Due to the impact of the short-term volatilities in equity market, the Company registered a gross investment income of RMB98,542 million, a decrease of 16.2% year on year, and the gross investment yield was 4.21%, down by 148 basis points from the corresponding period of 2021. Net profit attributable to equity holders of the Company was RMB25,416 million, a decrease of 38.0% year on year.

II.	Business Analysis

(I)	Figures of Gross Written Premiums

1.	Gross Written Premiums Categorized by Business

		RMB million
	January to June 2022	January to June 2021	Change
Life Insurance Business	356,528	356,897	-0.1%
First-year business	83,519	74,339	12.3%
First-year regular	76,874	73,471	4.6%
Single	6,645	868	665.6%
Renewal business	273,009	282,558	-3.4%
Health Insurance Business	75,284	76,372	-1.4%
First-year business	47,954	50,829	-5.7%
First-year regular	2,961	7,198	-58.9%
Single	44,993	43,631	3.1%
Renewal business	27,330	25,543	7.0%
Accident Insurance Business	8,157	9,030	-9.7%
First-year business	7,885	8,746	-9.8%
First-year regular	3	5	-40.0%
Single	7,882	8,741	-9.8%
Renewal business	272	284	-4.2%

Total	439,969	442,299	-0.5%

Note: Single premiums in the above table included premiums from short-term insurance business.

During the Reporting Period, gross written premiums from the life insurance business of the Company were RMB356,528 million, a year-on-year decrease of 0.1%. Gross written premiums from the health insurance business were RMB75,284 million, a year-on-year decrease of 1.4%. Gross written premiums from the accident insurance business were RMB8,157 million, a year-on-year decrease of 9.7%.

2.	Gross Written Premiums Categorized by Channel

		RMB million
	January to June 2022	January to June 2021
Individual Agent Business Sector[1]	352,487	363,822
First-year business of long-term insurance	69,042	68,755
First-year regular	68,957	68,648
Single	85	107
Renewal business	274,016	285,006
Short-term insurance business	9,429	10,061
Bancassurance Channel	42,609	34,441
First-year business of long-term insurance	16,709	11,996
First-year regular	10,864	11,993
Single	5,845	3
Renewal business	25,707	22,261
Short-term insurance business	193	184
Group Insurance Channel	16,759	16,690
First-year business of long-term insurance	732	799
First-year regular	16	33
Single	716	766
Renewal business	862	1,070
Short-term insurance business	15,165	14,821
Other Channels[2]	28,114	27,346
First-year business of long-term insurance	8	16
First-year regular	1	—
Single	7	16
Renewal business	26	48
Short-term insurance business	28,080	27,282

Total	439,969	442,299

Notes:

1.	Premiums of individual agent business sector included premiums of the general sales team and the upsales team.
2.	Premiums of other channels mainly included premiums of government-sponsored health insurance business and online sales, etc.

(II)	Insurance Business

1.	Analysis of Insurance Business

In the first half of 2022, there were severe complexities and uncertainties for the development of the industry, which posed greater challenges to the development of the Company’s insurance business. The Company kept a close eye on the change of the market demands, maintained strategic consistency, and adjusted its development tactics in a timely manner. It focused on the basic operational units, strived to consolidate its foundation through specialized operation, standardized management, market-oriented mechanism and technological support, and unswervingly pursued the high-quality development of its businesses, thereby solidifying its market leading advantages further. As at the end of the Reporting Period, the number of total sales force of the Company was 810,000.

Individual Agent Business Sector

The individual agent business sector strived to make progress while maintaining stability, consistently deepened business restructuring, and saw stable progress of business development. During the Reporting Period, gross written premiums from the sector were RMB352,487 million, a decrease of 3.1% year on year. Renewal premiums amounted to RMB274,016 million, a decrease of 3.9% year on year. First-year regular premiums were RMB68,957 million, an increase of 0.5% year on year. In particular, first-year regular premiums with a payment duration of ten years or longer were RMB30,212 million, an increase of 4.7% year on year, and its proportion in the first-year regular premiums rose by 1.76 percentage points year on year. In the first half of 2022, the value of half year’s sales of the sector was RMB24,185 million, a decrease of 16.5% year on year, and new business margin by annual premium equivalent was 30.4%, a decrease of 6.1 percentage points year on year.

During the Reporting Period, the Company continued to drive business through productive agents, upheld the sales force strategy of “stabilizing headcount while seeking for higher productivity”, and the size of its sales force was generally stabilized with enhanced quality. As at the end of the Reporting Period, the number of agents of the sector was 746,000, including 476,000 agents from the general sales team and 270,000 agents from the upsales team, and the proportion of the number of high-performance agents remained stable. In the first half of 2022, the individual agent business sector actively responded to multiple challenges from the regular pandemic prevention and control as well as the change of the market environment, focused on the basic operational units and adopted various measures to stimulate the vitality of its sales teams. The Company rolled out the “Zhongxin Project” specifically for building up a specialized and professional agent team. It also upgraded its fundamental agent force management rule, focusing on newly recruited agents, agent managers and high-performance agents, and further enhanced its business quality management. Meanwhile, the Company pushed forward technology-empowered sales and team management in great depth. Through the digital platforms such as “China Life e-learning” and intelligent training system, the Company strengthened online training and risk compliance education to revitalize its sales teams in an orderly manner, with a view to pushing forward their high-quality development.

Diversified Business Sector

By concentrating on specialized operation, quality and efficiency enhancement, as well as transformation and innovation, the diversified business sector coordinated well with the individual agent business sector and actively developed the bancassurance business, group insurance, and health insurance businesses. The bancassurance channel further promoted and implemented its business mode transformation and the operation modes of group insurance and health insurance were optimized for steady advancement.

Bancassurance Channel The bancassurance channel actively deepened its cooperation with banks, steadily enhanced its business scale and value, and gradually strengthened its capability of sustainable development. During the Reporting Period, gross written premiums from the channel amounted to RMB42,609 million, an increase of 23.7% year on year. First-year regular premiums were RMB10,864 million, a decrease of 9.4% year on year. In particular, first-year regular premiums with a payment duration of five years or longer were RMB3,511 million. Renewal premiums amounted to RMB25,707 million (a year-on-year increase of 15.5%), accounting for 60.33% of gross written premiums from the channel. The bancassurance channel constantly enhanced the professional and technological capability of its account manager team, the quality of which was steadily improved. As at the end of the Reporting Period, the number of account managers of the bancassurance channel was 23,000, the quarterly average active managers remained stable, and the productivity per manager increased continuously.

Group Insurance Channel With high-quality development as the guiding principle, the group insurance channel coordinated business scale and profitability and pushed forward stable development in all business lines. During the Reporting Period, gross written premiums from the channel were RMB16,759 million, an increase of 0.4% year on year. Short-term insurance premiums from the channel were RMB15,165 million, an increase of 2.3% year on year. As at the end of the Reporting Period, the number of direct sales representatives was 41,000, in which the proportion of high-performance personnel rose by 6 percentage points from the end of 2021.

Other Channels In the first half of 2022, gross written premiums from other channels were RMB28,114 million, an increase of 2.8% year on year. The Company proactively participated in a variety of government-sponsored health insurance businesses. As at the end of the Reporting Period, the Company carried out over 200 supplementary major medical expenses insurance programs, covering nearly 350 million people. It also undertook over 300 health care entrusted programs, providing services to more than 100 million people; over 60 long-term care insurance programs in 17 provinces and cities, covering nearly 26 million people; and more than 170 supplementary medical insurance programs in 26 provinces and cities, covering over 58 million people. The Company actively participated in the construction of a multi-tiered social security system and implemented nearly 70 city-customized commercial medical insurance projects in 21 provinces and cities accumulatively, covering more than 18 million people.

In recent years, the Company has greatly developed the online insurance business and provided customers with quality service experience through online-to-offline sales and online direct sales. During the Reporting Period, the Company’s online insurance business grew rapidly. Total premiums1 under the CBIRC caliber were RMB38,872 million, an increase of 121.5% year on year, reaching a new record high. By adhering to the objective of “enhancing and optimizing the OTO business, actively expanding the public domain traffic business, and achieving a breakthrough in exclusive online insurance business”, the Company consistently optimized its online organization and business system featuring centralized operation and unified management, and offered a variety of products that were tailored for different scenarios and customers. Going forward, the Company will take active actions to develop online exclusive life insurance business, with a view to providing customers with more convenient online insurance services.

[1]	Including premiums from online insurance business acquired by different sales channels of the Company.

Integrated Financial Sector

Being customer-centric, the Company fully leveraged the resource advantages of the fellow members of China Life Insurance (Group) Company (“CLIC”) and actively engaged in the construction of a “Life Insurance plus” integrated financial ecosystem, turning the integrated financial advantages into a driving force for the high-quality development of the Company. In the first half of 2022, premiums of China Life Property and Casualty Insurance Company Limited (“CLP&C”) cross-sold by the Company were RMB11,058 million, with the number of insurance policies increasing by 18.8% year on year. Through the cross-sale of property insurance products, the Company diversified its client base and facilitated its sales team to meet sales targets, maintain its size and secure a higher commission income. Additional first-year receipts of enterprise annuity funds and pension products of China Life Pension Company Limited cross-sold by the Company through collaboration were RMB11,078 million. The Company entrusted China Guangfa Bank Co., Limited (“CGB”) to sell its bancassurance products, with the first-year regular premiums recording a relatively stable growth. Meanwhile, in order to satisfy the diverse needs of its customers, the Company worked with CGB and CLP&C to carry out various operation activities to provide customers with a series of quality financial and insurance service solutions.

By integrating online and offline as well as internal and external healthcare resources, the Company improved its health management and service capabilities and actively participated in Healthy China initiative. China Life Inclusive Healthcare Service Platform continued to diversify its services while upgrading its system functions. As at the end of the Reporting Period, more than a hundred types of services were available on the platform, and the accumulated registered users of the platform rose by over 13% from the end of 2021, remaining the leadership of the industry. The Company implemented the national strategy of proactively responding to population aging, continued to establish the China Life elderly care system, fully leveraged the advantage of the long term of insurance funds, and deployed towards multi-level elderly care services such as residential elderly care services and community-based elderly care services through the China Life Integrated Aged Care Fund. In the first half of 2022, the China Life Integrated Aged Care Fund accelerated the consolidation of health resources and continued to proceed with pension and retirement projects in strategic regions such as Beijing-Tianjin-Hebei, the Yangtze River Economic Belt, and the Guangdong-Hong Kong-Macao Greater Bay Area.

2.	Analysis of Insurance Products

Playing an important role in serving national strategies of Healthy China initiative and proactively responding to population aging, the Company adhered to the customer-centric product development concept, vigorously enhanced its capability in product innovation, and consistently improved its diversified product supply system. In the first half of 2022, for the purpose of serving the strategy of Healthy China initiative, the Company strengthened innovation in protection liabilities with respect to diseases, medical health and care, and launched several series of critical illness insurance products and medical insurance products, to provide better health protection for customers with diversified demands. It introduced exclusive accident protection products for flexible employees and new urban residents to increase the accessibility and convenience of insurance services to flexible employment groups. The Company also took active actions to serve the national strategy of proactively responding to population aging, diversified the series of insurance products for the seniors, and took an initiative to launch the insurance products tailored to the seniors. It actively engaged in the development of the third-pillar pension insurance and initiated nationwide promotion of the exclusive pension products.

In the first half of 2022, the Company newly developed and upgraded a total of 42 products, including two life insurance products, ten health insurance products, 29 accident insurance products, and one annuity insurance product. Out of these products, 39 were protection-oriented insurance products, and three were long-term savings insurance products.

3.	Insurance Contracts

	RMB million
	As at 30 June 2022	As at 31 December 2021	Change
Life insurance	3,487,177	3,180,931	9.6%
Health insurance	266,090	228,899	16.2%
Accident insurance	9,950	10,069	-1.2%

Total of insurance contracts	3,763,217	3,419,899	10.0%

Including: Residual marginNote	834,995	835,400	-0.1%

Note:

The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative.

As at the end of the Reporting Period, the reserves of insurance contracts of the Company were RMB3,763,217 million, up by 10.0% from RMB3,419,899 million as at the end of 2021, primarily due to the accumulation of insurance liabilities from new policies and renewals. As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the liability adequacy test.

4.	Analysis of Claims and Policyholder Benefits

	RMB million
	January to June 2022	January to June 2021	Change
Insurance benefits and claims expenses	415,698	408,540	1.8%
Life insurance business	369,167	361,737	2.1%
Health insurance business	44,318	42,972	3.1%
Accident insurance business	2,213	3,831	-42.2%
Investment contract benefits	6,631	5,333	24.3%
Policyholder dividends resulting from participation in profits	11,837	15,483	-23.5%

During the Reporting Period, insurance benefits and claims expenses rose by 1.8% year on year due to an increase in the change of insurance contract liabilities. In particular, insurance benefits and claims expenses of life insurance business rose by 2.1% year on year. Insurance benefits and claims expenses of health insurance business rose by 3.1% year on year. Insurance benefits and claims expenses of accident insurance business declined by 42.2% year on year. Investment contract benefits rose by 24.3% year on year due to an increase in the scale of universal insurance accounts. Policyholder dividends resulting from participation in profits declined by 23.5% year on year due to a decrease in investment income from the participating accounts.

5.	Analysis of Underwriting and Policy Acquisition Costs and Other Expenses

	RMB million
	January to June 2022	January to June 2021	Change
Underwriting and policy acquisition costs	35,305	42,132	-16.2%
Finance costs	2,610	2,193	19.0%
Administrative expenses	18,052	18,142	-0.5%
Other expenses	6,429	6,057	6.1%
Statutory insurance fund contribution	874	861	1.5%

During the Reporting Period, underwriting and policy acquisition costs declined by 16.2% year on year due to a decrease in the size of sales force and the adjustment of business structure. Finance costs rose by 19.0% year on year due to an increase in interest paid for securities sold under agreements to repurchase. Administrative expenses declined by 0.5% year on year.

(III)	Investment Business

In the first half of 2022, domestic bond yields were at historic lows and the interest rate pivot fell remarkably from 2021, which created a mounting pressure on the allocation of fixed-income assets. Due to the effects of various factors such as the Russia-Ukraine conflict, accelerated tightening of monetary policy by the Federal Reserve and the prevalence of the pandemic in China, the A-share market plummeted rapidly and such decrease was subsequently narrowed after the easing of the pandemic and the gradual rollout of domestic policies for stabilization of growth. The dramatic change of market situation posed greater challenges to investment management. In this circumstance, the Company adhered to its strategic consistency, firmly served the major national strategies and supported real economy, and consistently implemented its medium- to long-term strategic plan of asset allocation. It seized opportunities for making allocations, and adopted multiple measures concurrently to stabilize investment income. Firstly, the Company continued to optimize its allocation to core investment assets and flexibly adjusted allocation and the type of fixed-income assets in response to the fluctuations in interest rates and the supply of assets, with a view to stabilizing coupon income and asset durations. Secondly, the Company seized the long-term allocation opportunities during the equity market corrections and invested prudently, adjusting equity positions towards neutral weight. Thirdly, the Company strengthened the innovation in alternative investment models for the establishment and optimization of pyramid-shaped alternative investment portfolios with non-standard debt-type products as the foundation, supplemented by equity investment plans and equity investment funds, with an aim to stabilize the long-term expected returns of investment portfolios.

1.	Investment Portfolios

As at the end of the Reporting Period, the Company’s investment assets categorized by investment object are set out as below:

	RMB million
Investment category	As at 30 June 2022		As at 31 December 2021
	Amount	Percentage	Amount	Percentage
Fixed-maturity financial assets	3,698,665	74.32%	3,672,262	77.86%
Term deposits	510,832	10.26%	529,488	11.23%
Bonds	2,339,610	47.02%	2,273,425	48.20%
Debt-type financial products[1]	442,638	8.89%	443,784	9.41%
Other fixed-maturity investments [2]	405,585	8.15%	425,565	9.02%
Equity financial assets	856,582	17.21%	699,457	14.83%
Common stocks	433,203	8.71%	302,090	6.41%
Funds[3]	126,044	2.53%	112,689	2.39%
Other equity investments[4]	297,335	5.97%	284,678	6.03%
Investment properties	13,144	0.26%	13,374	0.28%
Cash and others[5]	139,070	2.79%	73,355	1.56%
Investments in associates and joint ventures	269,621	5.42%	257,953	5.47%

Total	4,977,082	100.00%	4,716,401	100.00%

Notes:

1.

Debt-type financial products include debt investment schemes, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.

2.	Other fixed-maturity investments include policy loans, statutory deposits-restricted, and interbank certificates of deposits, etc.
3.

Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 30 June 2022 and 31 December 2021 were RMB3,274 million and RMB1,961 million, respectively.

4.	Other equity investments include private equity funds, unlisted equities, preference shares and equity investment plans, etc.
5.	Cash and others include cash, cash at banks, short-term deposits, and securities purchased under agreements to resell, etc.

As at the end of the Reporting Period, the Company’s investment assets reached RMB4,977,082 million, an increase of 5.5% from the end of 2021. Among the major types of investments, the percentage of investment in bonds changed to 47.02% from 48.20% as at the end of 2021, the percentage of term deposits changed to 10.26% from 11.23% as at the end of 2021, the percentage of investment in debt-type financial products changed to 8.89% from 9.41% as at the end of 2021, and the percentage of investment in stocks and funds (excluding money market funds) increased to 11.17% from 8.75% as at the end of 2021.

2.	Investment Income

	RMB million
	January to June 2022	January to June 2021
Gross investment income	98,542	117,638
Net investment income	97,009	89,764
Net income from fixed-maturity investments	77,278	70,928
Net income from equity investments	13,028	10,512
Net income from investment properties	56	35
Investment income from cash and others	890	606
Share of profit of associates and joint ventures	5,757	7,683
Net realised gains on financial assets	6,662	22,571
Net fair value gains through profit or loss	(5,129)	5,303
Disposal gains and impairment losses of associates and joint ventures	—	—
Net investment yield[1]	4.15%	4.33%
Gross investment yield[2]	4.21%	5.69%

Notes:

1.

Net investment yield = (Net investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)/181×365

2.

Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)/181×365

In the first half of 2022, the Company’s net investment income was RMB97,009 million, rising by 8.1% year on year, an increase of RMB7,245 million from the corresponding period of 2021. Affected by the decline in interest rate, the Company recorded the net investment yield of 4.15% in the first half of 2022, down by 18 basis points from the corresponding period of 2021. Due to the effects of volatilities in equity market and a year-on-year decrease in spread income from equity investment products, the gross investment income of the Company were RMB98,542 million in the first half of 2022, down by 16.2% year on year, a decrease of RMB19,096 million from the corresponding period of 2021. Gross investment yield was 4.21%, down by 148 basis points from the corresponding period of 2021. The comprehensive investment yield2 taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income was 3.75%, down by 186 basis points from the corresponding period of 2021.

3.	Credit Risk Management

The Company’s credit asset investments mainly included credit bonds and debt-type financial products, which concentrated on sectors such as banking, transportation, non-banking finance, public utilities, and energy, and the financing entities were primarily large central-owned enterprises and state-owned enterprises. As at the end of the Reporting Period, over 97% of the credit bonds and over 99% of the debt-type financial products held by the Company were rated AAA by external rating institutions. In general, the asset quality of the Company’s credit investment products was in good condition, and the credit risks were well controlled.

The Company insisted on a prudent investment philosophy and carried out comprehensive risk management to prevent various investment risks. Based on a disciplined and scientific internal rating system and a multi-dimensional management mechanism of risk limits, the Company scrutinized credit profiles of targets and risk exposure concentration before investment in a prudent manner and carried out ongoing tracking after investment, effectively managing the credit risks through early identification, early warning, and early disposal. Under a market environment where credit default events occurred frequently, no credit default event occurred for the Company in the first half of 2022.

4.	Major Investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that was subject to disclosure requirements.

[2]

Comprehensive investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair value changes of available-for-sale securities recognized in other comprehensive income)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)/181×365

III.	Analysis of Specific Items

(I)	Profit before Income Tax

	RMB million
	January to June 2022	January to June 2021	Change
Profit before income tax	24,991	46,095	-45.8%
Life insurance business	9,376	26,605	-64.8%
Health insurance business	6,127	6,057	1.2%
Accident insurance business	1,939	890	117.9%
Other businesses	7,549	12,543	-39.8%

During the Reporting Period, profit before income tax from the life insurance business decreased by 64.8% year on year due to a decrease in investment income affected by significant volatilities in equity market. Profit before income tax from the health insurance business rose by 1.2% year on year, generally remained stable year on year. Profit before income tax from the accident insurance business rose by 117.9% year on year due to business quality improvement. Profit before income tax from other businesses decreased by 39.8% year on year due to a decrease in the profits of certain associates.

(II)	Analysis of Cash Flows

1.	Liquidity Sources

The Company’s cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sale and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. The Company closely monitors and manages these risks.

The Company’s cash and bank deposits can provide it with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB94,127 million. In addition, the vast majority of its term deposits in banks allow it to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB510,832 million.

The Company’s investment portfolio also provides it with a source of liquidity to meet unexpected cash outflows. The Company is also subject to market liquidity risk due to the large size of its investments in some of the markets in which it invests. In some circumstances, some of its holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect its ability to sell these investments or sell them at a fair price.

2.	Liquidity Uses

The Company’s principal cash outflows primarily relate to the payables for the liabilities associated with its various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to its equity holders. Cash outflows arising from the Company’s insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

The Company believes that its sources of liquidity are sufficient to meet its current cash requirements.

3.	Consolidated Cash Flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

	RMB million
	January to June 2022	January to June 2021	Change	Main Reasons for Change
Net cash inflow/(outflow) from operating activities	242,684	198,320	22.4%	An increase in the scale of investment contracts
Net cash inflow/(outflow) from investing activities	(136,691)	(226,724)	-39.7%	The needs for investment management
Net cash inflow/(outflow) from financing activities	(72,511)	53,584	N/A	The needs for liquidity management
Foreign exchange gains/(losses) on cash and cash equivalents	205	(38)	N/A	—
Net increase in cash and cash equivalents	33,687	25,142	34.0%	—

(III)	Solvency Ratio

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows the Company’s solvency ratios as at the end of the Reporting Period:

	RMB million
	As at 30 June 2022	As at 31 March 2022
	(unaudited)	(unaudited)
Core capital	798,141	769,197
Actual capital	1,112,129	1,079,754
Minimum capital	472,120	436,083
Core solvency ratio	169.05%	176.39%
Comprehensive solvency ratio	235.56%	247.60%

Pursuant to the requirements of the CBIRC, the Company started to implement the “Solvency Regulatory Rules II for Insurance Companies” from the solvency quarterly report for the first quarter of 2022. As at the end of the Reporting Period, the comprehensive solvency ratio and the core solvency ratio of the Company were 235.56% and 169.05%, respectively. Due to the impacts of various factors such as the continuous growth of investment assets, decline of discount rate in solvency reserve and dividends payment, the solvency ratios slightly decreased from the end of the first quarter of 2022, continuing to stay relatively high.

(IV)	Sale of Material Assets and Equity

During the Reporting Period, there was no sale of material assets and equity of the Company.

(V)	Major Subsidiaries and Associates of the Company

RMB million
Company Name	Major Business Scope	Registered Capital	Shareholding	Total Assets	Net Assets	Net Profit
China Life Asset Management Company Limited	Management and utilization of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management business permitted by applicable PRC laws and regulations	4,000	60%	17,549	14,661	1,433
China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the CBIRC	3,400	70.74% is held by the Company, and 3.53% is held by China Life Asset Management Company Limited	8,804	6,136	607
China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other businesses permitted by the CBIRC	18,800	40%	130,013	26,197	1,177

RMB million
Company Name	Major Business Scope	Registered Capital	Shareholding	Total Assets	Net Assets	Net Profit
China Guangfa Bank Co., Ltd.	Taking public deposits; granting short-term, mid-term and long-term loans; handling settlements in and out of China; honoring bills and offering discounting services; issuing financial bonds; issuing, paying for and underwriting government bonds as an agent; sales and purchases of negotiable securities such as government bonds and financial bonds; engaging in inter-bank borrowings; providing letters of credit service and guarantee; engaging in bank card business; acting as payment and receipt agent and insurance agent; providing safe deposit box services; taking deposits and granting loans in foreign currency; foreign currency remittance; foreign currency exchange; international settlements; foreign exchange settlements and sales; inter-bank foreign currency borrowings; honoring bills of exchange and offering discounting services in foreign currency; granting foreign currency loans; granting foreign currency guarantees; sales and purchases of negotiable securities other than shares in a foreign currency for itself and as an agent; issuing negotiable securities other than shares in a foreign currency for itself and as an agent; sales and purchases of foreign exchange on its own account and on behalf of its customers; issuing and making payments for foreign credit card as an agent; offshore financial operations; assets and credit verification, consultation and notarization businesses; other businesses approved by the CBIRC and other relevant authorities	21,790	43.686%	3,388,627	259,966	9,316

IV.	Technology Empowerment, Operations and Services, Risk Control and Management

(I)	Technology Empowerment

In the first half of 2022, the Company further proceeded with digital transformation, accelerated technological innovation, applied digital technologies in all aspects to empower value creation, deepened the integration of technologies with business operations, and facilitated its high-quality development by digital driving force.

Technological innovation was pushed forward to a new level. With a new proprietary distributed open cloud architecture as the foundation for the digital transformation and development of the Company, the storage utilization efficiency was tripled with lower costs, making remarkable achievements in green and low-carbon emissions. It has also been leading the industry for two consecutive years in terms of innovation in the IT applications, and continued to be the market leader in the innovative development of InsurTech field.

Intelligent application was deepened with further expansion. The Company made breakthroughs in human-machine collaboration by building an AI-powered “Digital Workforce”. Various intelligent robots, such as “smart consultants”, “intelligent underwriting” and “intelligent customer service”, were developed by the Company, offering self-service responses of over 200,000 times per day. Big data services were expanded on an ongoing basis, and big data empowerment scenarios grew by nearly 94% from the same period last year, which consistently enriched the intelligent insurance-related scenarios.

Digital connectivity was open and extended. With support of the digital platform and being driven by diversified scenarios, the Company further enhanced its coordination capability, fostering efficient collaboration within the Company and establishing an internet-based social ecosystem externally, and released 3,498 services cumulatively and connected to 1,092 ecological applications of various types, which widely extended to both online and offline operations, as well as inside and outside the Company, and provided customers with a full range of insurance digital services.

(II)	Operations and Services

In the first half of 2022, being customer-centric, the Company adhered to the operational service objectives of “efficiency first, technology-driven, value increase and first-class customer experience” and innovatively promoted the implementation of a nationwide integrated model of intelligent centralization and sharing for operations to accelerate the integration of services with sales, with a view to providing customers with “convenient, quality and caring” services.

Green development, online services increased substantially. As the online platform further expanded its capacity, the number of registered users and monthly active users of China Life App grew by 20.2% and 7.2% year on year, respectively. Paperless services were widely applied. The number of online out-bound messages increased by 7.2% year on year, the paperless application rate of long-term individual insurance reached 99.9%, the volume of electronic return visits for new policies surged to 97.5%, online service rate of policy administration rose by 6.1 percentage points from the high level in the corresponding period last year, and online Customer Service Agent services rose by 167.3% year on year.

Innovative models, operational efficiency enhanced significantly. The Company put into practice the model of intelligent centralization and sharing for operations and made new breakthroughs in digital application, as a result of which the processing efficiency of policy administration for individual insurance rose by 20% as compared with that prior to the sharing for operations. The intelligent approval rates of policy administration and claims settlement remained at a high level. The underwriting process was upgraded intelligently, which improved the operation efficiency of new policies of long-term individual insurance by 5.3% year on year and the intelligent approval rate of underwriting to 94.2%.

Honoured commitment, creating a “convenient and caring” claims settlement brand. The Company demonstrated its corporate responsibility to make claims settlement much faster than before. To be in line with the Catalogue of Drugs for National Medical Insurance, the Company carried out the dynamic adjustment of detailed data, achieving an average efficiency of 0.46 day for claims settlement and a claims acceptance rate of 99.5%. A variety of convenient claims payment methods introduced by the Company were highly recognized by customers. “Direct Claims Payment” provided claims payments to 2.28 million customers. “Claims Settlement for Critical Illness within One Day” made claims payment of RMB3,580 million. “Door-to-door Claims” services were provided to more than 60,000 customers with difficulties.

Improved experience, offering diversified ecological services. The Company paid close attention to the differentiated needs of customers and expanded the scope of its diversified services. It promoted a number of value-added services, such as “700 Healthy Walk”, “Little Painters of China Life” and “Customer Festival”, etc., themed on “healthy exercise, parent-child education and enjoying life”, bringing the number of customers served to rise by 5.8% year on year. The Company also provided caring services to the elderly customers, such as the priority access to the 95519 customer service line and the exclusive services of the senior-friendly version of China Life App, which were well received by the seniors, and the total number of the users of such services amounted to nearly 13 million.

(III)	Risk Control and Management

During the Reporting Period, the Company consistently strengthened its internal control and risk management in strict compliance with the laws and regulations of its listed jurisdictions, as well as the regulatory requirements of the industry. The Company has established a risk preference management system with the statement on risk preference as the carrier, and the risk tolerance and limit indicators as the focus, integrated risk preference requirements into various lines of its business operation and management, and significantly enhanced its capability in risk management. In the first quarter of 2022, the CBIRC adopted a new indicator system under the C-ROSS (Phase II) Regulation for the integrated risk rating for insurance industry for the first time. The Company benchmarked against the new regulations for active implementation and has maintained the rating of Class A for 16 consecutive quarters.

The Company actively conducted various tasks on risk screening and governance and identified hidden risks in a timely manner, so as to enhance its capability to address risks in all aspects. The Company fully implemented the C-ROSS (Phase II) Regulation of the CBIRC, and constantly optimized the enterprise-wide risk management system of C-ROSS. The system of investment risk management and control was continuously improved, and a framework for the whole-chain investment risk analysis was established. The Company strengthened the system for sales risk management and control, actively conducted sales risk pre-warning and investigation, cultivated integrity culture among sales agents, and introduced the credit rating system for the agents, etc. The Company fully implemented the regulatory requirements on anti-money laundering, and performed all of its anti-money laundering obligations, which further improved the effectiveness of its anti-money laundering risk management and control.

By attaching great importance to the protection of consumers’ rights and interests, the Company integrated the protection of consumers’ rights and interests into every aspect of its corporate governance and business operation and management, consistently pushed forward the effective operation of the closed-loop management mechanism for consumers’ rights and interests protection, adopted stringent information confidentiality measures to ensure personal information security of consumers, improved the systems for the management of customer complaints and risk management and control, reinforced the concept of integrity and compliance in sales and services, and consistently increased the sense of fulfillment, happiness and security of its consumers.

The Company carried out the activities of the “Year of Regulation Compliance” in great depth, continued to optimize its system of internal rules and policies, reinforced compliance monitoring and inspection, organized the promotion of law and compliance education, strengthened compliance assessments, endeavored to enhance the effectiveness of compliance management, and constantly improved its capability of compliance risk prevention and control.

The Company consistently strengthened the supervision through audits to facilitate its high-quality development. It implemented special audits and audit investigations on the key issue areas where regulators and the management of the Company had concerns. It carried out the audits of economic responsibility and the audits of senior management, strengthened the application of audit results comprehensively, and fully exerted the role of internal audit to offer support to the decision making for the supervision, appraisal and employment of the managers. It consistently stepped up efforts in supervising rectification and liability attribution for any problems identified in audits, fully proceeded with the mechanism for audit supervision and rectification as well as the mechanism for handover and follow-up of issues, and further optimized closed-loop internal audits, in a bid to enhance the efficiency and effects of audits.

The Company paid great attention and took active actions to implement the Data Security Law of the PRC for the purpose of protecting the legitimate rights and interests of customers. It optimized its data governance structure, refined the responsibilities of divisions at all levels for data management, further optimized the long-term mechanism for data management, and improved the data management rules. The Company assessed the sophistication of data management capability against the national benchmarks, categorized and classified corporate data, defined the targets to be protected for data security and the key areas for protection, unified all requirements for the strategy on classified protection of data, achieved the classified security protection for the full life cycle such as the collection, transmission and storage of data, established a 3-dimensional data security protection system based on classified protection, and consistently strengthened the management and control of data security, in order to ensure that the data was manageable and controllable.

V.	Future Prospect

(I)	Industry Landscape and Development Trends

Despite the current complicated and severe international environment, multiple and sporadic outbreaks of the pandemic in China and growing pressure of economic downturn, the domestic economy remains resilient with strong potentials, and the long-term positive economic fundamentals remain unchanged. The macro-economic recovery, consistent promotion of national strategies of Healthy China initiative and proactively responding to population aging, etc. will bring about new development opportunities for the life insurance industry. With the further promotion of common prosperity, the size of China’s middle class will continue to grow, meaning more effective demands for the life insurance market. The market players sped up their reform and transformation, and accelerated InsurTech empowerment in various aspects, such as sales, operations, and risk control, etc., which will provide a powerful intrinsic impetus to the industry. The CBIRC has rolled out a series of measures to optimize the regulatory system and mechanism for health insurance, regulate the development of the third-pillar pension insurance, promote the financial sector to better serve the real economy, and deepen financial supply-side structural reforms, which offer a favorable environment for the high-quality development of the insurance industry.

(II)	Development Strategies and Business Plans of the Company

In the second half of 2022, the Company will uphold the guideline of making progress while maintaining stability, adhere to the original function of insurance, consistently deepen supply-side reforms, give full play to the protection role of insurance, and strive to achieve steady business development. The Company will deepen reform and transformation with firm determination, strengthen the protection of consumers’ rights and interests in all aspects, and continue to pursue the high-quality development of the Company by enhancing its capability of value creation, digital operations, innovation of insurance products and services as well as risk prevention and control.

(III)	Potential Risks

Externally, the risk of stagflation in the world economy is rising, major economies have tended to tighten their policies, and the external instabilities and uncertainties have increased significantly; and domestically, the impact of the pandemic is lingering, shrinking demand is intertwined with disrupted supply, structural problems combines with cyclical problems, and the foundation for steady economic recovery is not yet consolidated, which also pose challenges to the steady development of the insurance industry. In the circumstances of pandemic and the transformation of the industry, operating environment and customer demands witness changes, and the industry has entered into a stage of profound adjustments. The Company will take a variety of measures to actively respond to such risks and challenges. It will adhere to the principle of making progress while maintaining stability, continue to push forward in-depth reform and transformation, and strive to improve the quality of its business operation and management. In respect of the capital market, as the interest rate is at a low level, credit risk is relatively high, and equity market volatility is dominant, premium assets satisfying the requirements for investment allocation have become scare, and the Company are under double pressures of the continuous downturn of investment yield of fixed-income assets and the increasing fluctuation in the overall income of investment portfolios. The Company will continue to prioritize asset-liability management, constantly strengthen its professional research on investment, further optimize its asset allocation mix, and flexibly adjust its investment tactics to respond to market changes. Furthermore, the Company will continuously focus on and enhance the analysis of the related complex risk factors and vigorously pursue its high-quality development.

The Company believes that it will have sufficient capital to meet its insurance business expenditures and new general investment needs in the second half of 2022. At the same time, the Company will make corresponding financing arrangements based on capital market conditions if it plans to implement any business development strategies in the future.

INTERIM RESULTS3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2022

		Unaudited
		For the six months ended 30 June
		2022	2021
	Notes	RMB million	RMB million
			(Restated)
REVENUES
Gross written premiums		439,969	442,299
Less: premiums ceded to reinsurers		(4,458)	(3,547)

Net written premiums		435,511	438,752
Net change in unearned premium reserves		(15,875)	(16,110)

Net premiums earned		419,636	422,642

Investment income	1	91,196	82,046
Net realised gains on financial assets	2	6,662	22,571
Net fair value gains through profit or loss	3	(5,129)	5,303
Other income		4,305	4,591

Total revenues		516,670	537,153

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits		(66,505)	(68,934)
Accident and health claims and claim adjustment expenses		(24,477)	(26,829)
Increase in insurance contract liabilities		(324,716)	(312,777)
Investment contract benefits		(6,631)	(5,333)
Policyholder dividends resulting from participation in profits		(11,837)	(15,483)
Underwriting and policy acquisition costs		(35,305)	(42,132)
Finance costs		(2,610)	(2,193)
Administrative expenses		(18,052)	(18,142)
Statutory insurance fund contribution		(874)	(861)
Other expenses		(6,429)	(6,057)

Total benefits, claims and expenses		(497,436)	(498,741)

Net gains on investments of associates and joint ventures		5,757	7,683
Including: share of profit of associates and joint ventures		5,757	7,683

Profit before income tax	4	24,991	46,095
Income tax	5	1,183	(4,372)

Net profit		26,174	41,723

[3]

The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part. For the year ended 31 December 2021, the Group acquired China Life Insurance Sales Company Limited by a business combination under common control. Therefore, the financial statements of the Group were restated for the six months ended 30 June 2021.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

For the six months ended 30 June 2022

		Unaudited
		For the six months ended 30 June
		2022	2021
	Note	RMB million	RMB million
			(Restated)
Attributable to:
– Equity holders of the Company		25,416	40,968
– Non-controlling interests		758	755
Basic and diluted earnings per share	6	RMB0.90	RMB1.45

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		(4,120)	20,954
Amount transferred to net profit from other comprehensive income		(6,660)	(22,583)
Portion of fair value changes on available-for-sale securities attributable to policyholders equity		3,787	(100)
Share of other comprehensive income of associates and joint ventures under the equity method		(171)	13
Exchange differences on translating foreign operations		10	69
Income tax relating to components of other comprehensive income		1,771	(71)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		(5,383)	(1,718)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Share of other comprehensive loss of associates and joint ventures under the equity method		(165)	(227)

Other comprehensive loss for the period, net of tax		(5,548)	(1,945)

Total comprehensive income for the period, net of tax		20,626	39,778

Attributable to:
– Equity holders of the Company		19,938	39,086
– Non-controlling interests		688	692

1	INVESTMENT INCOME

	For the six months ended 30 June
	2022	2021
	RMB million	RMB million
Debt securities
– held-to-maturity securities	31,039	26,295
– available-for-sale securities	15,474	13,901
– at fair value through profit or loss	2,399	1,893
Equity securities
– available-for-sale securities	12,678	10,100
– at fair value through profit or loss	350	412
Bank deposits	12,797	13,050
Loans	16,102	16,240
Securities purchased under agreements to resell	357	155

Total	91,196	82,046

For the six months ended 30 June 2022, the interest income calculated using the effective interest method in investment income was RMB75,769 million (for the six months ended 30 June 2021: RMB71,659 million).

2	NET REALISED GAINS ON FINANCIAL ASSETS

	For the six months ended 30 June
	2022	2021
	RMB million	RMB million
Debt securities
Realised gains/(losses) (i)	4,977	(55)
Impairment (ii)	—	—

Subtotal	4,977	(55)

Equity securities
Realised gains (i)	7,363	30,230
Impairment (ii)	(5,678)	(7,604)

Subtotal	1,685	22,626

Total	6,662	22,571

(i)	Realised gains were generated mainly from available-for-sale securities.
(ii)

During the six months ended 30 June 2022, the Group recognised an impairment charge of RMB263 million (for the six months ended 30 June 2021: RMB8 million) of available-for-sale funds, an impairment charge of RMB5,415 million (for the six months ended 30 June 2021: RMB7,596 million) of available-for-sale stock securities, for which the Group determined that objective evidence of impairment existed.

3	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the six months ended 30 June
	2022	2021
	RMB million	RMB million
Debt securities	264	405
Equity securities	(5,514)	4,700
Stock appreciation rights	(53)	83
Financial liabilities at fair value through profit or loss	174	115

Total	(5,129)	5,303

4	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the six months ended 30 June
	2022	2021
	RMB million	RMB million
Employee salaries and welfare costs	9,050	9,060
Housing benefits	714	688
Contribution to the defined contribution pension plan	1,720	1,353
Depreciation and amortisation	2,681	2,661
Foreign exchange gains	(219)	(240)

5	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2022	2021
	RMB million	RMB million
Current taxation – Enterprise income tax	720	5,503
Deferred taxation	(1,903)	(1,131)

Taxation charges	(1,183)	4,372

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2021: same) is as follows:

	For the six months ended 30 June
	2022	2021
	RMB million	RMB million
Profit before income tax	24,991	46,095
Tax computed at the statutory tax rate	6,248	11,524
Adjustment on current income tax of previous period	(245)	(412)
Non-taxable income (i)	(7,385)	(6,778)
Expenses not deductible for tax purposes (i)	123	81
Unused tax losses	13	15
Others	63	(58)

Income tax at the effective tax rate	(1,183)	4,372

(i)

Non-taxable income mainly includes interest income from government bonds, dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 30 June 2022 and 31 December 2021, the amounts of deferred tax assets and liabilities were as follows:

	As at 30 June 2022	As at 31 December 2021
	RMB million	RMB million
Deferred tax assets	22,216	22,354
Deferred tax liabilities	(25,895)	(29,714)

Net deferred tax assets	136	121
Net deferred tax liabilities	(3,815)	(7,481)

As at 30 June 2022 and 31 December 2021, deferred tax was calculated in full on temporary differences under the balance sheet liability method using the principal tax rate of 25%.

The movements in net deferred income tax assets and liabilities during the period were as follows:

Net deferred tax assets/(liabilities)

	Insurance	Investments	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)
As at 1 January 2021	4,334	(22,386)	2,853	(15,199)
Credited/(Charged) to net profit	842	776	(487)	1,131
Credited/(Charged) to other comprehensive income
– Available-for-sale securities	—	(80)	—	(80)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	25	—	—	25
– Others	—	(18)	—	(18)

As at 30 June 2021	5,201	(21,708)	2,366	(14,141)

As at 1 January 2022	7,644	(18,202)	3,198	(7,360)
Credited/(Charged) to net profit	1,022	89	792	1,903
Credited/(Charged) to other comprehensive income
– Available-for-sale securities	—	2,694	—	2,694
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(946)	—	—	(946)
– Others	—	30	—	30

As at 30 June 2022	7,720	(15,389)	3,990	(3,679)

(i)

The deferred tax liabilities arising from the insurance category are mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009, and the deferred tax assets are mainly related to temporary differences of short-term insurance contract liabilities and policyholder dividends payable.

(ii)

The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

Unrecognised deductible tax losses of the Group amounted to RMB3,194 million as at 30 June 2022 (as at 31 December 2021: RMB3,173 million). Unrecognised deductible temporary differences of the Group amounted to RMB1 million as at 30 June 2022 (as at 31 December 2021: RMB1 million).

(d)	The analysis of net deferred tax assets and deferred tax liabilities is as follows:

	As at 30 June 2022	As at 31 December 2021
	RMB million	RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	12,856	14,695
– deferred tax assets to be recovered within 12 months	9,360	7,659

Subtotal	22,216	22,354

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(23,750)	(26,850)
– deferred tax liabilities to be settled within 12 months	(2,145)	(2,864)

Subtotal	(25,895)	(29,714)

Net deferred tax liabilities	(3,679)	(7,360)

6	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2022 are calculated based on the net profit for the period attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (for the six months ended 30 June 2021: same).

7	DIVIDENDS

A dividend in respect of 2021 of RMB0.65 (inclusive of tax) per ordinary share, totalling RMB18,372 million, was approved at the Annual General Meeting on 29 June 2022.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2022

	Unaudited	Audited
	As at 30 June 2022	As at 31 December 2021
	RMB million	RMB million
ASSETS
Property, plant and equipment	53,567	54,398
Right-of-use assets	2,165	2,518
Investment properties	13,144	13,374
Investments in associates and joint ventures	269,621	257,953
Held-to-maturity securities	1,565,158	1,533,753
Loans	653,033	666,087
Term deposits	510,832	529,488
Statutory deposits – restricted	6,333	6,333
Available-for-sale securities	1,618,290	1,429,287
Securities at fair value through profit or loss	201,601	206,771
Securities purchased under agreements to resell	44,943	12,915
Accrued investment income	54,859	51,097
Premiums receivable	50,228	20,361
Reinsurance assets	7,560	6,630
Other assets	27,927	39,559
Deferred tax assets	136	121
Cash and cash equivalents	94,127	60,440

Total assets	5,173,524	4,891,085

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

As at 30 June 2022

	Unaudited	Audited
	As at 30 June 2022	As at 31 December 2021
	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	3,763,217	3,419,899
Investment contracts	348,375	313,594
Policyholder dividends payable	120,084	124,949
Interest-bearing loans and borrowings	18,965	18,686
Lease liabilities	1,931	2,182
Bonds payable	34,996	34,994
Financial liabilities at fair value through profit or loss	4,188	3,416
Securities sold under agreements to repurchase	175,450	239,446
Annuity and other insurance balances payable	60,339	56,818
Premiums received in advance	3,443	48,699
Other liabilities	149,734	133,676
Deferred tax liabilities	3,815	7,481
Current income tax liabilities	276	248
Statutory insurance fund	554	339

Total liabilities	4,685,367	4,404,427

Equity
Share capital	28,265	28,265
Reserves	248,346	249,055
Retained earnings	203,239	201,265

Attributable to equity holders of the Company	479,850	478,585

Non-controlling interests	8,307	8,073

Total equity	488,157	486,658

Total liabilities and equity	5,173,524	4,891,085

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2022

	Unaudited
	Attributable to equity holders of the Company			Non-controlling interests	Total
	Share capital	Reserves	Retained earnings
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2021 (Restated)	28,265	237,935	183,856	6,881	456,937
Net profit	—	—	40,968	755	41,723
Other comprehensive income	—	(1,882)	—	(63)	(1,945)

Total comprehensive income	—	(1,882)	40,968	692	39,778

Transactions with shareholders
Appropriation to reserves	—	5,033	(5,033)	—	—
Dividends declared	—	—	(18,089)	—	(18,089)
Dividends to non-controlling interests	—	—	—	(359)	(359)
Reserves to retained earnings	—	68	(68)	—	—
Others	—	394	—	—	394

Total transactions with shareholders	—	5,495	(23,190)	(359)	(18,054)

As at 30 June 2021	28,265	241,548	201,634	7,214	478,661

As at 1 January 2022	28,265	249,055	201,265	8,073	486,658
Net profit	—	—	25,416	758	26,174
Other comprehensive income	—	(5,478)	—	(70)	(5,548)

Total comprehensive income	—	(5,478)	25,416	688	20,626

Transactions with shareholders
Appropriation to reserves	—	5,137	(5,137)	—	—
Dividends declared	—	—	(18,372)	—	(18,372)
Dividends to non-controlling interests	—	—	—	(454)	(454)
Reserves to retained earnings	—	(67)	67	—	—
Others	—	(301)	—	—	(301)

Total transactions with shareholders	—	4,769	(23,442)	(454)	(19,127)

As at 30 June 2022	28,265	248,346	203,239	8,307	488,157

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2022

	Unaudited
	For the six months ended 30 June
	2022	2021
	RMB million	RMB million
		(Restated)
Net cash inflow/(outflow) from operating activities	242,684	198,320

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities	464,105	277,407
Purchases	(657,841)	(546,075)
Investments in associates and joint ventures	(8,704)	(4,950)
Decrease/(Increase) in term deposits, net	19,027	(7,628)
Increase in securities purchased under agreements to resell, net	(31,979)	(1,352)
Interest received	75,573	67,529
Dividends received	12,379	9,225
Increase in policy loans, net	(9,251)	(20,880)

Net cash inflow/(outflow) from investing activities	(136,691)	(226,724)

CASH FLOWS FROM FINANCING ACTIVITIES
(Decrease)/Increase in securities sold under agreements to repurchase, net	(64,186)	47,676
Interest paid	(4,934)	(4,280)
Repayment of borrowings	(69)	—
Dividends paid to non-controlling interests	(313)	(191)
Payment of lease liabilities	(620)	(690)
Capital injected into subsidiaries by non-controlling interests	—	11,819
Cash paid related to other financing activities	(2,389)	(750)

Net cash inflow/(outflow) from financing activities	(72,511)	53,584

Foreign exchange gains/(losses) on cash and cash equivalents	205	(38)

Net increase in cash and cash equivalents	33,687	25,142

Cash and cash equivalents
Beginning of period	60,440	56,655

End of period	94,127	81,797

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	94,103	81,669
Short-term bank deposits	24	128

SEGMENT INFORMATION

1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with CLIC, etc., net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

	For the six months ended 30 June 2022
	Life	Health	Accident	Others	Elimination	Total

	RMB million
Revenues
Gross written premiums	356,528	75,284	8,157	—	—	439,969
– Term life	927	—	—	—	—
– Whole life	41,335	—	—	—	—
– Endowment	90,952	—	—	—	—
– Annuity	223,314	—	—	—	—
Net premiums earned	355,898	56,145	7,593	—	—	419,636
Investment income	81,296	5,560	223	4,117	—	91,196
Net realised gains on financial assets	6,091	410	17	144	—	6,662
Net fair value gains through profit or loss	(4,001)	(270)	(11)	(847)	—	(5,129)
Other income	558	34	—	5,317	(1,604)	4,305
Including: inter-segment revenue	—	—	—	1,604	(1,604)	—

Segment revenues	439,842	61,879	7,822	8,731	(1,604)	516,670

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(62,998)	(3,489)	(18)	—	—	(66,505)
Accident and health claims and claim adjustment expenses	—	(22,440)	(2,037)	—	—	(24,477)
Increase in insurance contract liabilities	(306,169)	(18,389)	(158)	—	—	(324,716)
Investment contract benefits	(6,614)	(17)	—	—	—	(6,631)
Policyholder dividends resulting from participation in profits	(11,772)	(65)	—	—	—	(11,837)
Underwriting and policy acquisition costs	(26,593)	(5,810)	(2,195)	(707)	—	(35,305)
Finance costs	(2,115)	(142)	(6)	(347)	—	(2,610)
Administrative expenses	(10,187)	(4,561)	(1,275)	(2,029)	—	(18,052)
Statutory insurance fund contribution	(549)	(256)	(69)	—	—	(874)
Other expenses	(3,469)	(583)	(125)	(3,856)	1,604	(6,429)
Including: inter-segment expenses	(1,499)	(101)	(4)	—	1,604	—
Segment benefits, claims and expenses	(430,466)	(55,752)	(5,883)	(6,939)	1,604	(497,436)

Net gains on investments of associates and joint ventures	—	—	—	5,757	—	5,757
Including: share of profit of associates and joint ventures	—	—	—	5,757	—	5,757

Segment results	9,376	6,127	1,939	7,549	—	24,991

Income tax						1,183

Net profit						26,174

Attributable to
– Equity holders of the Company						25,416
– Non-controlling interests						758
Other comprehensive income attributable to equity holders of the Company	(5,101)	(344)	(14)	(19)	—	(5,478)
Depreciation and amortisation	1,424	663	180	414	—	2,681

	For the six months ended 30 June 2021
	Life	Health	Accident	Others	Elimination	Total

	RMB million
Revenues
Gross written premiums	356,897	76,372	9,030	—	—	442,299
– Term life	1,168	—	—	—	—
– Whole life	36,285	—	—	—	—
– Endowment	54,403	—	—	—	—
– Annuity	265,041	—	—	—	—
Net premiums earned	356,304	58,085	8,253	—	—	422,642
Investment income	74,070	4,965	244	2,767	—	82,046
Net realised gains on financial assets	20,840	1,389	69	273	—	22,571
Net fair value gains through profit or loss	3,116	208	10	1,969	—	5,303
Other income	553	42	—	5,530	(1,534)	4,591
Including: inter-segment revenue	—	—	—	1,534	(1,534)	—

Segment revenues	454,883	64,689	8,576	10,539	(1,534)	537,153

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(65,763)	(3,151)	(20)	—	—	(68,934)
Accident and health claims and claim adjustment expenses	—	(23,122)	(3,707)	—	—	(26,829)
Increase in insurance contract liabilities	(295,974)	(16,699)	(104)	—	—	(312,777)
Investment contract benefits	(5,326)	(7)	—	—	—	(5,333)
Policyholder dividends resulting from participation in profits	(15,405)	(78)	—	—	—	(15,483)
Underwriting and policy acquisition costs	(28,311)	(10,612)	(2,459)	(750)	—	(42,132)
Finance costs	(1,737)	(116)	(6)	(334)	—	(2,193)
Administrative expenses	(11,106)	(4,217)	(1,244)	(1,575)	—	(18,142)
Statutory insurance fund contribution	(584)	(211)	(66)	—	—	(861)
Other expenses	(4,072)	(419)	(80)	(3,020)	1,534	(6,057)
Including: inter-segment expenses	(1,433)	(96)	(5)	—	1,534	—
Segment benefits, claims and expenses	(428,278)	(58,632)	(7,686)	(5,679)	1,534	(498,741)

Net gains on investments of associates and joint ventures	—	—	—	7,683	—	7,683
Including: share of profit of associates and joint ventures	—	—	—	7,683	—	7,683

Segment results	26,605	6,057	890	12,543	—	46,095

Income tax						(4,372)

Net profit						41,723

Attributable to
– Equity holders of the Company						40,968
– Non-controlling interests						755
Other comprehensive income attributable to equity holders of the Company	(1,344)	(90)	(4)	(444)	—	(1,882)
Depreciation and amortisation	1,570	569	178	344	—	2,661

EMBEDDED VALUE

Summary of Results

The embedded value as at 30 June 2022 and the corresponding results as at 31 December 2021 are shown below:

	Components of Embedded Value	RMB million
ITEM	30 June 2022	31 December 2021
A Adjusted Net Worth	703,520	674,317
B Value of In-Force Business before Cost of Required Capital	620,064	593,137
C Cost of Required Capital	(72,706)	(64,446)
D Value of In-Force Business after Cost of Required Capital (B + C)	547,357	528,691
E Embedded Value (A + D)	1,250,877	1,203,008

Note: Numbers may not be additive due to rounding.

The value of half year’s sales for the 6 months ended 30 June 2022 and for the corresponding period of last year is shown below:

	Components of Value of Half Year’s Sales	RMB million
ITEM	30 June 2022	30 June 2021
A Value of Half Year’s Sales before Cost of Required Capital	30,440	33,512
B Cost of Required Capital	(4,695)	(3,645)
C Value of Half Year’s Sales after Cost of Required Capital (A + B)	25,745	29,867
Including: Value of Half Year’s Sales of Individual Agent Business Sector	24,185	28,969

Summary of Results (Continued)

The new business margin of half year’s sales of individual agent business sector for the 6 months ended 30 June 2022 is shown below:

New Business Margin of Half Year’s Sales of Individual Agent Business Sector

	30 June 2022	30 June 2021
By First Year Premium	28.5%	36.2%
By Annual Premium Equivalent	30.4%	36.5%

Note:

First Year Premium is the written premium used for calculation of the value of half year’s sales and Annual Premium Equivalent is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Analysis of Embedded Value Movement in the First Half Year of 2022	RMB million
ITEM
A Embedded Value at the Start of Year	1,203,008
B Expected Return on Embedded Value	44,091
C Value of New Business in the Period	25,745
D Operating Experience Variance	3,881
E Investment Experience Variance	(17,240)
F Methodology and Model Changes	388
G Market Value and Other Adjustments	8,479
H Exchange Gains or Losses	473
I Shareholder Dividend Distribution and Capital Changes	(18,372)
J Others	423
K Embedded Value as at 30 June 2022 (sum A through J)	1,250,877

Notes: 1.	Numbers may not be additive due to rounding.

2.	Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2022 opening net worth.
C	Value of half year’s sales for the 6 months ended 30 June 2022.
D	Reflects the difference between actual operating experience in the first half year of 2022 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
E	Compares actual with expected investment returns during the first half year of 2022.
F	Reflects the effects of appraisal methodology and model enhancement.
G	Change in the market value adjustment from the beginning of year 2022 to 30 June 2022 and other adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders during the first half year of 2022.
J	Other miscellaneous items.

Sensitivity Results

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Sensitivity Results     RMB million

	Value of In-Force Business after Cost of Required Capital	Value of Half year’s Sales after Cost of Required Capital
Base case scenario	547,357	25,745
1. Risk discount rate +50bps	522,588	24,539
2. Risk discount rate -50bps	573,917	27,038
3. Investment return +50bps	656,451	31,719
4. Investment return -50bps	438,714	19,781
5. 10% increase in expenses	540,810	23,847
6. 10% decrease in expenses	553,905	27,643
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	543,731	25,285
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	550,960	26,207
9. 10% increase in lapse rates	547,206	25,325
10. 10% decrease in lapse rates	547,509	26,186
11. 10% increase in morbidity rates	538,989	24,772
12. 10% decrease in morbidity rates	555,902	26,719
13. Allowing for diversification in calculation of VIF	594,744	—

CORPORATE GOVERNANCE

The Company has applied the principles of the Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on the HKSE (the “Listing Rules”). Save for code provision F.2.2, the Company has complied with all code provisions of the CG Code during the Reporting Period. Mr. Bai Tao, the Chairman of the Board of Directors of the Company, was unable to attend the 2021 Annual General Meeting of the Company as required by code provision F.2.2 due to the reason of pandemic prevention and control. Mr. Li Mingguang, an Executive Director of the Company, was elected by the Board to preside over the meeting, and communicated with shareholders in an effective manner.

DIVIDEND

The Company will not declare an interim dividend for the Reporting Period.

INFORMATION ON DELISTING OF AMERICAN DEPOSITARY SHARES

As considered and approved by the sixteenth meeting of the seventh session of the Board of Directors of the Company, after taking into account a number of considerations, including the limited trading volume of its American depositary shares (“ADSs”) relative to the worldwide trading volume of its overseas listed shares (“H Shares”), and the considerable administrative costs of maintaining the listing of the ADSs on the New York Stock Exchange (the “NYSE”), the registration of the ADSs and the underlying H Shares under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and complying with the periodic reporting requirements and related obligations of the Exchange Act, the Company has filed a Form 25 with the United States Securities and Exchange Commission (the “SEC”) on 22 August 2022 to delist its ADSs from the NYSE, under the Exchange Act. The last day of trading of the ADSs on the NYSE is expected to be on 1 September 2022. After that date, the ADSs of the Company will no longer be listed and traded on the NYSE. For details, please refer to the announcement published by the Company on 12 August 2022.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

For the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

The Board has established written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the “Model Code”) for Directors and Supervisors of the Company in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the Reporting Period.

REVIEW OF ACCOUNTS

The Audit Committee together with external auditors engaged by the Company has reviewed the unaudited consolidated financial statements of the Company for the six months ended 30 June 2022.

PUBLICATION OF INTERIM REPORT

The Company’s interim report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang, Huang Xiumei
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie

By Order of the Board
CHINA LIFE INSURANCE COMPANY LIMITED
Bai Tao
Chairman

Beijing, China

25 August 2022